FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                    Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

                       Commission File Number: 000-24069


                             PEAKSOFT MULTINET CORP.
                             -----------------------
                (Translation of registrant's name into English)


       3930 Meridian Street, Suite C117, Bellingham, Washington 98226 USA
       ------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F |X|  Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes |X| No | |

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-0-24069

ITEM 1.     REPORTING ISSUER

PeakSoft Multinet Corp. ("PeakSoft")
3930 Meridian Street, C117
Bellingham, WA 98226 USA

ITEM 2.     DATE OF MATERIAL CHANGE

The material changes referred to herein are as of August 1, 2001, August 8, 2002 and January 22, 2003.

ITEM 3.     PRESS RELEASE

The press release was issued on June 10, 2003 at Bellingham, Washington and disseminated across Canada by Canada Newswire and across the United States by Canada Newswire through its parent company, PR Newswire. A copy of the press release is attached hereto and incorporated by reference.

ITEM 4.     SUMMARY OF MATERIAL CHANGE

PeakSoft entered into debt conversion agreements with 10 of its creditors as of December 21, 2000, August 1, 2001, and August 8, 2002. In accordance with the terms thereof, the issuance of shares under the debt conversion agreements is conditional upon, among other things, shareholder and/or regulatory approval. Certain of the debt conversion agreements are "related party transactions" and therefore are subject to minority shareholder approval and the valuation requirements under Ontario Securities Commission Rule 61-501 and TSX Venture Exchange Policy 5.9. Under the debt conversion agreements, the creditors have agreed to settle CDN$6,884,521 of debt in exchange for the issuance of 22,639,526 PeakSoft common shares and for 431,989 Inculab.com Inc. shares (and the rights with respect thereto under certain agreements) held by PeakSoft.

ITEM 5.     FULL DESCRIPTION OF MATERIAL CHANGE

As released in PeakSoft's press releases dated June 10, 2003, a copy attached hereto and other regulatory filings, PeakSoft entered into debt conversion agreements with 10 of its creditors, including those previously announced on August 29, 2001. PeakSoft had entered into debt conversion agreements as of December 21, 2000 and as of August 1, 2001 with its creditors to settle debts to them which aggregate to CDN $6,498,563 by agreeing to issue 21,155,071 common shares priced at CDN $0.26 per share. These agreements provide that the issuance of shares is subject to shareholder and/or regulatory approval. PeakSoft also entered into a debt conversion agreement dated as of 8 August 2002 with its President to settle debts of CDN$ 385,958 by agreeing to issue 1,484,455 common shares priced at CDN $0.26 per share. The agreement with Mr. Metz is subject to shareholder and CDNX (TSX Venture Exchange) approval. The settlement of these debts (in accordance with the debt conversion agreements) eliminates a significant portion of PeakSoft's indebtedness.

Of the CDN$6,884,521 of debt settled pursuant to the existing debt conversion agreements, CDN$5,121,429 is owed to The Liverpool Limited Partnership ("Liverpool") and Elliott International, L.P. ("Elliott"). Liverpool and Elliott are institutional investment firms under common management that together hold approximately 1,845,570 million (48%) of the issued and outstanding shares of PeakSoft prior to the debt settlement. The remaining $1,763,092 of debt is owed to 9 creditors, including Mr. Metz. As a result of the debt settlement, Liverpool and Elliott will receive an additional 15,858,395 PeakSoft common shares. In addition, under the debt conversion agreement with Elliott and Liverpool, PeakSoft will transfer 431,989 common shares of Inculab.com Inc. to Liverpool and Elliott, together with PeakSoft's interest in the agreement by which the Inculab.com Inc. shares were acquired and a related registration rights agreement. The debt conversion agreements of Elliott and Liverpool provide that a condition precedent in favour of Liverpool and Elliott to accepting shares for debt is the requirement that all other indebtedness of PeakSoft be exchanged for shares. Another condition to this debt conversion agreement includes CDNX (TSX Venture Exchange) approval of the issuance of PeakSoft shares in exchange for the indebtedness.

In July 2001, the board agreed that the directors of PeakSoft (namely, Simon Arnison, Colin Morse and Timothy Metz) be paid an aggregate amount of USD $150,000 in compensation for their time and their efforts on PeakSoft's behalf, subject to shareholder and stock exchange approval. The directors have been paid nothing for their efforts on behalf of the shareholders. PeakSoft entered into debt settlement agreements with each of its three directors in May, 2002 to settle the above debts of US $50,000 each (aggregate US $150,000) by agreeing to issue 291,111 common shares priced at CDN $0.26 per share to each of the three directors. These agreements with Messrs Arnison, Morse and Metz were also subject to similar terms and conditions as the debt settlements previously announced on 29 August 2001. The debt represented by these agreements was forgiven during the 2nd. Quarter 2003 and the respective debt conversion agreements were cancelled.

PeakSoft also entered into a debt settlement agreement with Mr. Metz dated as of 22 January 2003 to settle debts of CDN $461,874 by agreeing to issue 1,776,437 common shares priced at CDN $0.26 per share. This agreement with Mr. Metz was also subject to similar terms and conditions as the debt settlements previously announced on 29 August 2001. The 22 January 2003 Agreement was cancelled on 9 May 2003.

The debt conversion agreements with Liverpool, Elliott and Mr. Metz are considered "related party transactions" under Ontario Securities Commission Rule 61-501 ("OSC Rule 61-501") and TSX Venture Policy 5.9 ("Policy 5.9"). As a result, these debt conversion agreements are subject to PeakSoft shareholder "minority approval" and the valuation requirements under OSC Rule 61-501 and Policy 5.9.

With respect to the Liverpool and Elliott debt conversion agreements, PeakSoft is relying on the "financial hardship" exemption from the valuation requirements of OSC Rule 61-501 and the corresponding exemption in Policy 5.9. OSC Rule 61-501 states that the exemption is available if: (1) PeakSoft is insolvent or in serious financial difficulty; (2) the transactions are designed to improve the financial position of PeakSoft; (3) the "bankruptcy, insolvency or reorganization" exemption under such rule is not applicable; and (4) the board of directors of PeakSoft, acting in good faith, determines, and not less than two-thirds of the independent directors of the PeakSoft, acting in good faith, determine that paragraphs (1) and (2) are applicable and that the terms of the transactions are reasonable given PeakSoft's circumstances. PeakSoft's board of directors, two of which are currently independent (as defined under OSC Rule 61-501), have determined that PeakSoft has a working capital deficiency of approximately CDN$6.58 million as of 31 December 2002 and is therefore technically insolvent, that the debt settlement transactions are designed to improve the financial position of PeakSoft by facilitating the entering into of a merger, acquisition or financing transaction with a third party, and that the terms of the debt conversion agreements were reasonable given PeakSoft's circumstances.

With respect to the 2002 debt conversion agreement of Mr. Metz, PeakSoft is relying on the "$500,000" exemption from the valuation requirements in accordance with section 5.6(13), as of the date such transaction was agreed to the fair market value of the debt owed by PeakSoft was less than CDN$500,000.

It is currently anticipated that PeakSoft will have 26,470,500 shares outstanding upon the subsequent issuance of shares pursuant to the existing debt conversion agreements. Of this total, it is anticipated that Elliott will own approximately 8,851,983 shares (33.44%), Liverpool will own approximately 8,851,983 shares (33.44%) and Mr. Metz will own 1,522,688 shares (5.75%). Based on oral discussions with Liverpool and Elliott, it was the understanding that the issuance of common shares under the debt conversion agreements would be done in conjunction with PeakSoft entering into a merger, acquisition or financing transaction with a third party.

ITEM 6.

      Not applicable.

ITEM 7.     OMITTED INFORMATION

      No significant facts have been omitted from this report.

ITEM 8.     SENIOR OFFICER


Further information regarding the matter described in this report may be obtained from Timothy Metz; Chairman/President/CEO is knowledgeable about the details of the material change and may be contacted at metz36@attbi.com or 360-961-1419.

THE FOREGOING ACCURATELY DISCLOSES THE MATERIAL CHANGES REFERRED TO HEREIN.

THIS REPORT IS EXECUTED AT BELLINGHAM, WASHINGTON THIS 10th DAY OF JUNE 2003.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        PEAKSOFT MULTINET CORP.


Date:  June 10, 2003                    By: /s/ Timothy W. Metz
                                            ----------------------
                                            Timothy W. Metz
                                            Chairman/President/CEO

                                                                 PRESS RELEASE
                                                         For immediate release
                                                                   June 10, 2003

For more information, contact:
Mr. Timothy Metz
Telephone No. (360) 961-1419
Email address: metz36@attbi.com


                       PEAKSOFT ANNOUNCES ENTERING INTO OF
                           DEBT CONVERSION AGREEMENTS

      BELLINGHAM, WA June 10, 2003 - Tim Metz, President and CEO of PeakSoft Multinet Corp. (TSX-V: PKS) ("PeakSoft") announces PeakSoft's entering into of debt conversion agreements with 10 of its creditors, including those previously announced on August 29, 2001. PeakSoft had entered into debt conversion agreements as of December 21, 2000 and as of August 1, 2001 with its creditors to settle debts to them which aggregate to CDN $6,498,563 by agreeing to issue 21,155,071 common shares priced at CDN $0.26 per share. These agreements provide that the issuance of shares is subject to shareholder and/or regulatory approval. PeakSoft also entered into a debt conversion agreement dated as of 8 August 2002 with its President to settle debts of CDN$385,958 by agreeing to issue 1,484,455 common shares priced at CDN $0.26 per share. The agreement with Mr. Metz is subject to shareholder and CDNX (TSX Venture Exchange) approval. The settlement of these debts will eliminate a significant portion of PeakSoft's indebtedness.

      Of the CDN$6,884,521 of debt settled pursuant to the existing debt conversion agreements, CDN$5,121,429 is owed to The Liverpool Limited Partnership ("Liverpool") and Elliott International, L.P. ("Elliott"). Liverpool and Elliott are institutional investment firms under common management that together hold approximately 1,845,570 million (48%) of the issued and outstanding shares of PeakSoft prior to the debt settlement. The remaining $1,763,092 of debt is owed to 9 creditors, including Mr. Metz. As a result of the debt settlement, Liverpool and Elliott will receive an additional 15,858,395 PeakSoft common shares. In addition, under the debt conversion agreements with Elliott and Liverpool, PeakSoft will transfer 431,989 common shares of Inculab.com Inc. to Liverpool and Elliott, together with PeakSoft's interest in the agreement by which the Inculab.com Inc. shares were acquired and a related registration rights agreement. The debt conversion agreements of Elliott and Liverpool provide that a condition precedent in favour of Liverpool and Elliott to accepting shares for debt is the requirement that all other indebtedness of PeakSoft be exchanged for shares. Another condition to these debt conversion agreements includes CDNX (TSX Venture Exchange) approval of the issuance of PeakSoft shares in exchange for the indebtedness.

      In July 2001, the board agreed that the directors of PeakSoft (namely, Simon Arnison, Colin Morse and Timothy Metz) be paid an aggregate amount of USD $150,000 (the "Directors' Fees") in compensation for their time and their efforts on the Company's behalf, subject to shareholder and/or regulatory approval. The directors have been paid nothing for their efforts on behalf of the shareholders. PeakSoft entered into debt settlement agreements with each of its three directors in May, 2002 to settle the above debts of US $50,000 each (aggregate US $150,000) by agreeing to issue 291,111 common shares priced at CDN $0.26 per share to each of the three directors. These agreements with Messrs Arnison, Morse and Metz were also subject to similar terms and conditions as the debt settlements previously announced on 29 August 2001. The debt represented by these agreements was forgiven during the 2nd. Quarter 2003 and the respective debt conversion agreements were cancelled.

      PeakSoft also entered into a debt settlement agreement with Mr. Metz dated as of 22 January 2003 to settle debts of CDN $461,874 by agreeing to issue 1,776,437 common shares priced at CDN $0.26 per share. This agreement with Mr. Metz was also subject to the similar terms and conditions as the debt settlements previously announced on 29 August 2001. The 22 January 2003 Agreement was cancelled on 9 May 2003.

      The debt conversion agreements with Liverpool, Elliott and Mr. Metz are considered "related party transactions" under Ontario Securities Commission Rule 61-501 ("OSC Rule 61-501") and TSX Venture Policy 5.9 ("Policy 5.9"). As a result, these debt conversion agreements are subject to PeakSoft shareholder "minority approval" and the valuation requirements under OSC Rule 61-501 and Policy 5.9.

      With respect to the Liverpool and Elliott debt conversion agreements, PeakSoft is relying on the "financial hardship" exemption from the valuation requirements of OSC Rule 61-501 and the corresponding exemption in Policy 5.9. OSC Rule 61-501 states that the exemption is available if: (1) PeakSoft is insolvent or in serious financial difficulty; (2) the transactions are designed to improve the financial position of PeakSoft; (3) the "bankruptcy, insolvency or reorganization" exemption under such rule is not applicable; and (4) the board of directors of PeakSoft, acting in good faith, determines, and not less than two-thirds of the independent directors of the PeakSoft, acting in good faith, determine that paragraphs (1) and (2) are applicable and that the terms of the transactions are reasonable given PeakSoft's circumstances. PeakSoft's board of directors, two of which are currently independent (as defined under OSC Rule 61-501), have determined that PeakSoft had a working capital deficiency of approximately CDN$6.58 million as of 31 December 2002 and was therefore technically insolvent, that the debt settlement transactions were designed to improve the financial position of PeakSoft by facilitating the entering into of a merger, acquisition or financing transaction with a third party, and that the terms of the debt conversion agreements were reasonable given PeakSoft's circumstances.

      With respect to the 2002 debt conversion agreement of Mr. Metz, PeakSoft is relying on the "$500,000" exemption from the valuation requirements in accordance with section 5.6(13), as of the date such transaction was agreed to the fair market value of the debt owed by PeakSoft was less than CDN$500,000.

      It is currently anticipated that PeakSoft will have 26,470,500 shares outstanding upon the subsequent issuance of shares pursuant to the existing debt conversion agreements. Of this total, it is anticipated that Elliott will own approximately 8,851,983 shares (33.44%), Liverpool will own approximately 8,851,983 shares (33.44%) and Mr. Metz will own 1,522,688 shares (5.75%). Based on oral discussions with Liverpool and Elliott, it was the understanding that the issuance of common shares under the debt conversion agreements would be done in conjunction with PeakSoft entering into a merger, acquisition or financing transaction with a third party.

      Tim Metz, PeakSoft's Chairman, explains, "We have entered into these debt conversion agreements, which are subject to applicable shareholder and/or regulatory approval, in order to position PeakSoft in a more favorable posture. We believe that this will enhance our efforts regarding a merger/acquisition/new financing".

      About PeakSoft Multinet Corp. PeakSoft Multinet Corp. is an Internet/Software development company and is fully reporting in Canada and the United States. Its shares are currently subject to cease trade orders imposed by the Alberta, British Columbia and Ontario securities commissions for failing to file certain financial statements. It is listed on the Toronto Venture Exchange
(PKS), however, it is currently suspended as a result of these cease trade orders; PeakSoft is headquartered in Bellingham, WA. For more information please contact Mr. Tim Metz at metz36@attbi.com.

      The Toronto Venture Exchange has not reviewed, and does not accept responsibility for, the adequacy or accuracy of this release. Completion of these transactions is subject to a number of conditions, including but not limited to, Exchange acceptance and applicable shareholder approval. The transactions cannot close until the required shareholder approval is obtained. There can be no assurance that the transactions will be completed as proposed or at all. Trading in the securities of PeakSoft is subject to cease trade orders imposed by the Alberta, British Columbia and Ontario Securities Commissions.

      The Toronto Venture Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this press release.

      This release may contain forward-looking statements as well as historical information. Forward-looking statements, which are included in accordance with the "safe harbour" provisions of the Private Securities Litigation Reform Act of 1995 (US), may involve known and unknown risks, uncertainties and other factors that may cause PeakSoft's actual results and performance to be materially different from any results or performance suggested by the statements in this release. Such statements, and other matters addressed in this press release, may involve a number of risks and uncertainties including price competition,
technological  advances,   decreased  demand  or  diversion  to  other  software
solutions.